

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2022

Oluyemi Okupe
Chief Financial Officer
Hims & Hers Health, Inc.
2269 Chestnut St., #523
San Francisco, CA 94123

> **Re: Hims & Hers Health, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-38986**

Dear Mr. Okupe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Results of Operations
Comparisons for the years ended December 31, 2021, 2020, and 2019, page 55

1. We noted various lines of products listed on your websites such as hair care, skin care, mental heath, sexual health, and primary care. We also noted your discussion of core and emerging categories in your second quarter 2022 earnings call. Please provide the disclosures required by ASC 280-10-50-40 in future filings, and provide us with your proposed revised disclosures in your response. If providing the information is impracticable, please disclose that fact in future filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sasha Parikh at 202-551-3627 or Tracie Mariner at 202-551-3744 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences